Exhibit 99.2

Turquoise Hill Resources Ltd.

Consolidated Financial Statements

December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Turquoise Hill Resources Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Turquoise Hill Resources Ltd. and its subsidiaries, (together, the Company) as of December 31, 2017 and December 31, 2016, and the related consolidated statements of income, comprehensive income, cash flows, and equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Controls over Financial Reporting in Management’s Discussion and Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada

March 15, 2018

We have served as the Company’s auditor since 2012.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2017	2016

Revenue	4	$939,780	$1,203,282
Cost of sales	5	(763,798)	(861,757)
Gross margin		175,982	341,525

Operating expenses	6	(201,461)	(307,719)
Corporate administration expenses		(21,999)	(23,606)
Other income		1,465	10,765
Income (loss) before finance items and taxes		(46,013)	20,965

Finance items
Finance income	7	156,278	91,234
Finance costs	7	(153,350)	(115,868)
		2,928	(24,634)
Loss from operations before taxes		$(43,085)	$(3,669)

Income and other taxes	16	154,013	110,291
Income for the year		$110,928	$106,622

Attributable to owners of Turquoise Hill Resources Ltd.		181,247	210,605
Attributable to owners of non-controlling interests		(70,319)	(103,983)
Income for the year		$110,928	$106,622

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	22	$0.09	$0.10

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314

 The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2017	2016

Income for the year	$110,928	$106,622

Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Gains (losses) on revaluation of available for sale investments (Note 19)	4,160	(1,572)
(Gains) losses on revaluation of available for sale investments transferred to the statement of income (Note 19)	(39)	1,184
Other comprehensive income (loss) for the year (a)	$4,121	$(388)

Total comprehensive income for the year	$115,049	$106,234
Attributable to owners of Turquoise Hill	185,368	210,217
Attributable to owners of non-controlling interests	(70,319)	(103,983)
Total comprehensive income for the year	$115,049	$106,234

 (a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2017 (2016: nil).

 The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2017	2016

Cash generated from operating activities before interest and tax	21	$325,795	$399,160

Interest received		59,768	20,503
Interest paid		(258,995)	(118,304)
Income and other taxes paid		(8,568)	(70,710)
Net cash generated from operating activities		118,000	230,649

Cash flows from investing activities
Receivable from related party: amounts deposited	23	-	(4,156,284)
Receivable from related party: amounts withdrawn	23	820,000	180,000
Expenditures on property, plant and equipment		(917,541)	(326,336)
Proceeds from sale and redemption of financial assets		1,069	12,986
Proceeds from sales of mineral property rights and other assets		-	2,800
Other investing cash flows		206	363
Cash used in investing activities		$(96,266)	$(4,286,471)

Cash flows from financing activities
Net proceeds from project finance facility	15	7,780	4,287,924
Payment of project finance fees		(2,704)	(159,292)
Cash generated from financing activities		$5,076	$4,128,632

Effects of exchange rates on cash and cash equivalents		219	1,066
Net increase (decrease) in cash and cash equivalents		$27,029	$73,876

Cash and cash equivalents - beginning of period		$1,417,754	$1,343,878
Cash and cash equivalents - end of period		1,444,783	1,417,754
Cash and cash equivalents as presented on the balance sheets		$1,444,783	$1,417,754

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	Note	December 31, 2017	December 31, 2016

Current assets
Cash and cash equivalents	8	$1,444,783	$1,417,754
Inventories	9	274,142	260,668
Trade and other receivables	10	29,089	42,557
Prepaid expenses and other assets	11	49,552	23,456
Receivable from related party	12	1,367,586	979,544
		3,165,152	2,723,979
Non-current assets
Property, plant and equipment	13	7,346,972	6,417,031
Inventories	9	43,379	20,783
Deferred income tax assets	16	473,742	296,399
Receivable from related party and other financial assets	12	1,804,074	3,002,019
		9,668,167	9,736,232
Total assets		$12,833,319	$12,460,211

Current liabilities
Trade and other payables	14	$435,869	$253,405
Deferred revenue		67,598	36,702
		503,467	290,107
Non-current liabilities
Borrowings and other financial liabilities	15	4,159,119	4,139,143
Deferred income tax liabilities	16	25,788	8,072
Decommissioning obligations	17	125,721	118,903
		4,310,628	4,266,118
Total liabilities		$4,814,095	$4,556,225

Equity
Share capital	18	$11,432,122	$11,432,122
Contributed surplus		1,558,102	1,557,913
Accumulated other comprehensive income (loss)	19	3,719	(402)
Deficit		(4,081,508)	(4,262,755)
Equity attributable to owners of Turquoise Hill		8,912,435	8,726,878
Attributable to non-controlling interests	20	(893,211)	(822,892)
Total equity		$8,019,224	$7,903,986

Total liabilities and equity		$12,833,319	$12,460,211

Commitments and contingencies (Note 24)

Subsequent events (Note 24 and 27)

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on March 14, 2018 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

Year Ended December 31, 2017	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss) (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$11,432,122	$1,557,913	$(402)	$ (4,262,755)	$8,726,878	$(822,892)	$7,903,986

Income for the year	-	-	-	181,247	181,247	(70,319)	110,928
Other comprehensive income for the year	-	-	4,121	-	4,121	-	4,121
Employee share plans	-	189	-	-	189	-	189
Closing balance	$11,432,122	$1,558,102	$3,719	$ (4,081,508)	$8,912,435	$(893,211)	$8,019,224

Year Ended December 31, 2016	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive loss (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$11,432,122	$1,555,774	$(14)	$ (4,473,360)	$8,514,522	$(718,909)	$7,795,613

Income for the year	-	-	-	210,605	210,605	(103,983)	106,622
Other comprehensive loss for the year	-	-	(388)	-	(388)	-	(388)
Employee share plans	-	2,139	-	-	2,139	-	2,139
Closing balance	$11,432,122	$1,557,913	$(402)	$ (4,262,755)	$8,726,878	$(822,892)	$7,903,986

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

1.	Nature of operations

The consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on March 14, 2018. Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill as at December 31, 2017.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a going concern basis, and in making the assessment that the Company is a going concern, management have taken into account all available future information, which extends for a period of at least twelve months from December 31, 2017.

(b)	Use of estimates and judgments

The preparation of financial statements requires management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ materially from the amounts included in the consolidated financial statements as the result of changes to the assumptions and inputs upon which estimates and judgments are based.

Areas in which significant estimates and judgments are used in the preparation of these consolidated financial statements are: reserves and resources; recoverable amount of property, plant and equipment; borrowing costs; depletion and depreciation of property, plant and equipment; decommissioning obligations; deferred stripping; deferred income taxes; and the net realizable value of inventories. Estimates and judgments that are not explained elsewhere in these consolidated financial statements, which could result in a material effect in the next financial year on the carrying amounts of assets and liabilities, are outlined below.

Reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters set forth in National Instrument 43-101. These include production costs, mining and processing recoveries,

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(b)	Use of estimates and judgments (continued)

cut-off grades, long term commodity prices, inflation rates and the costs and availability of treatment and refining services for the metals mined. Cost estimates are based on feasibility study estimates or operating history, and estimates are prepared by appropriately qualified persons (as defined in National Instrument 43-101).

Estimated recoverable reserves are used to determine the depreciation of property, plant and equipment at each operating mine area; to account for capitalized deferred stripping costs; to perform, when required, assessments of the recoverable amount of property, plant and equipment; as an input to the projection of future taxable profits which support assessments of deferred income tax recoverability; and to forecast the timing of the payment of decommissioning obligations.

Recoverable amount of property, plant and equipment

Property, plant and equipment are tested for impairment when events or changes in circumstance indicate that the carrying value may be higher than the recoverable amount. Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Management considers both internal and external information to determine whether there is an indicator of impairment.

When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use and fair value less costs of disposal (“FVLCD”). FVLCD is estimated either from the value obtained from an active market where applicable, or by using discounted cash flow techniques based on detailed life-of-mine and/or production plans. Inputs used in the discounted cash flow represent management’s best estimate of what an independent market participant would consider appropriate and include an assessment of commodity price forecasts and discount rate derived from market data relating to a range of industry participants.

The estimates used by management in arriving at its estimate of recoverable amount are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur, which may affect the expected recoverability of the Company’s investments in property, plant and equipment.

Borrowing costs

Capitalization of borrowing costs related to construction or development of a qualifying asset requires management to make a determination as to whether funds have been borrowed specifically to finance the asset, or form part of the Company’s general borrowings. This determination requires management to exercise judgment based on the characteristics of third party debt facilities, and the usage of related funds drawn over the life of these facilities. Factors upon which management bases its judgment include: the estimated duration over which drawn funds are invested prior to utilization for capital expenditure; the quantum and timing of debt drawdown relative to that of expenditure on qualifying assets; and the impact

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(b)	Use of estimates and judgments (continued)

of borrowings at the subsidiary entity level (for example whether such arrangements constitute a refinancing arrangement). Amounts capitalized in relation to general borrowings differ from amounts that would be capitalized in the event of the same borrowings being determined as asset specific.

Depletion and depreciation of property, plant and equipment

Property, plant and equipment is the largest component of the Company’s assets and, as such, the depreciation of these assets has a significant effect on the Company’s financial statements.

Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units of production method or the straight-line method. Depletion of each mineral property interest is provided on the units of production basis using estimated proven and probable reserves as the depletion basis. Significant judgment is involved in the determination of the useful lives of long-lived assets. A change in the estimated useful life or residual value of a long-lived asset would result in a change in the rate of depreciation for that asset.

For long-lived assets that are depleted or depreciated over proven and probable reserves using the units of production method, a change in the original estimate of proven and probable reserves would result in a change in the rate of depletion or depreciation.

Decommissioning obligations

The estimate of decommissioning obligations is based on future expectations in the determination of closure provisions. Management makes a number of assumptions and judgments including: estimating the amount of future reclamation costs and their timing, inflation rates and risk-free discount rates. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of the Company’s existing assets could differ materially from their estimated undiscounted future value.

Income taxes

The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of current or deferred income tax assets or liabilities, and those adjustments may be material to the Company’s balance sheet and results of operations.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(b)	Use of estimates and judgments (continued)

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgment and make assumptions about the Company’s future performance. Management is required to assess whether the Company is more likely than not able to benefit from these tax losses and temporary differences. Changes in the timing of project completion, economic conditions, metal prices and other factors having an impact on future taxable income streams could result in revisions to the estimates of benefits to be realized or the Company’s assessments of its ability to utilize tax losses before expiry. These revisions could result in material adjustments to the financial statements.

Net realizable value of inventories

Inventory, including stockpiles of ore, are valued at the lower of weighted average cost and net realizable value (“NRV”). If ore stockpiles are not expected to be processed within the 12 months after the balance sheet date, they are included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned processing timeframe for such ore. Evaluating NRV requires management judgment in the selection of estimates for, among other inputs, discount rate, price assumptions, timing of processing and costs to complete.

(c)	Basis of consolidation

The financial statements consist of the consolidation of the accounts of Turquoise Hill and its respective subsidiaries. All intercompany transactions and balances between Turquoise Hill and its subsidiaries have been eliminated on consolidation. Where necessary, adjustments are made to assets, liabilities, and results of subsidiaries to bring their accounting policies into line with those used by the Company.

Subsidiaries are entities controlled by Turquoise Hill. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The Company controls an entity if it has power to direct the activities of the entity in a manner that significantly affects its returns, has exposure or rights to variable returns from its involvement with the entity and has the ability to use its power to affect those returns.

The Company consolidates all subsidiaries. The Company’s principal operating subsidiary is Oyu Tolgoi LLC (“Oyu Tolgoi”). Wholly-owned subsidiaries of Turquoise Hill together hold a 66.0% interest in Oyu Tolgoi, whose principal asset is the Oyu Tolgoi copper-gold mine located in Southern Mongolia. The remaining 34% non-controlling interest in Oyu Tolgoi is owned by Erdenes Oyu Tolgoi LLC (“Erdenes”), a company controlled by the Mongolian government. The Company has historically funded 100% of the Oyu Tolgoi copper-gold mine’s exploration and development costs via equity and debt investments in Oyu Tolgoi and non-recourse loans to Erdenes. Income or loss of Oyu Tolgoi is attributed to the controlling and non-controlling shareholders based on ownership percentage. Non-recourse loans

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Basis of consolidation (continued)

advanced to Erdenes upon the issuance of additional equity interests to Erdenes are accounted for separately and recorded as an offset to non-controlling interest in equity. Unrealized interest on the non-recourse loans to Erdenes, which are recoverable principally through dividends from Oyu Tolgoi or sale by Erdenes of its interests in Oyu Tolgoi, is recognized when payment of the interest becomes probable.

(d)	Currency translation and foreign exchange

The Company has determined the U.S. dollar to be the functional currency of Turquoise Hill and its significant subsidiaries as it is the currency of the primary economic environment in which Turquoise Hill and all of its significant subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the date of the balance sheet and non-monetary assets and liabilities are translated at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the date of the transaction. All exchange gains and losses are included in the consolidated statement of income during the year.

(e)	Sales revenue

The Company’s source of revenue is from the sale of concentrate containing copper, gold and silver. Sales revenue is only recognized on individual sales when all of the following criteria are met:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the product;
•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;
•	the amount of revenue can be measured reliably;
•	it is probable that the economic benefits associated with the sale will flow to the Company; and
•	the costs incurred or to be incurred in respect of the sale can be measured reliably.

These conditions are generally satisfied and sales revenue recognized when the product is delivered as specified by the customer, which is typically upon loading of the product to the customer’s truck, train or vessel. The Company recognizes deferred revenue in the event it receives payment from a customer before a sales transaction meets all the criteria for revenue recognition.

Sales revenue is subject to adjustment based on the final determination of contained metal. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal and subsequently adjusted.

Copper concentrate is “provisionally priced” whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(e)	Sales revenue (continued)

sales contract. The final price is based on the market price at the relevant quotation point stipulated in the contract which gives rise to an embedded derivative that is required to be bifurcated from the host contract. The host contract is the receivable from the sale of product based on relevant forward market prices at the time of sale. At each reporting date, the provisionally priced embedded derivative is marked to market based on the forward selling price for the quotation period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, gold, and silver, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market. The change in fair value of the embedded derivative is classified as a component of sales revenue.

Mining royalties are included in operating expenses.

(f)	Exploration and evaluation

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a mineral property has proven and probable reserves and the property is economically viable, in which case subsequent evaluation costs incurred to develop a mineral property are capitalized. Exploration and evaluation costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost, less accumulated depletion and depreciation and accumulated impairment losses. The cost of property, plant and equipment includes the estimated close down and restoration costs associated with the asset.

Once an undeveloped mining project has been established as commercially viable, including that it has established proven and probable reserves and approval to mine has been given, expenditure other than that on land, buildings, plant and equipment is capitalized under “Mineral property interests.” Ore reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined and approval to mine has been given. Evaluation costs may be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s return.

Project development expenditures, including costs to acquire and construct buildings and equipment are capitalized under “Capital works in progress” provided that the project has been established as

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(g)	Property, plant and equipment (continued)

commercially viable. Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use.

Costs, which are incurred during the commissioning phase, that are necessary for the successful commissioning of new assets, are capitalized. Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit.

Borrowing costs related to construction or development of a qualifying asset are capitalized until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual interest on borrowings incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

(h)	Deferred stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development of an open pit mine, before production commences, stripping costs are capitalized as part of mineral property interests and are subsequently amortized over the life of the mine on a units of production basis.

During the production phase, stripping activity is undertaken for the dual purpose of extracting inventory for current production as well as improving access to the ore body.

Stripping costs incurred for the purpose of extracting current inventories are included in the costs of inventory produced during the period the stripping costs are incurred.

In order for production phase stripping costs to qualify for capitalization as a stripping activity asset, three criteria must be met:

•	it must be probable that economic benefit will be realized in a future accounting period as a result of improved access to the ore body created by the stripping activity;
•	it must be possible to identify the “component” of the ore body for which access has been improved; and
•	it must be possible to reliably measure the costs that relate to the stripping activity.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(h)	Deferred stripping (continued)

When the cost of stripping related to development which has a future benefit is not distinguishable from the cost of producing current inventories, the stripping costs are allocated to each activity based on a relevant production measure. Generally, the measure would be calculated based on a ratio obtained by dividing the tonnage of waste mined for the component for the period by the quantity of ore mined for the component. Stripping costs incurred in the period related to the component are deferred to the extent that the current period ratio exceeds the life of component ratio.

The stripping activity asset is depreciated on a units of production basis based on expected production of ore over the useful life of the component that has been made more accessible as a result of the stripping activity. The life of component ratios are based on proven and probable reserves based on the mine plan; they are a function of the mine design and therefore changes to that design will generally result in changes to the ratios. Changes in other technical or economic parameters that impact reserves may also impact the life of component ratios. Changes to the life of component ratios are accounted for prospectively.

Deferred stripping costs are included in “Mineral property interests” within property, plant and equipment. Amortization of deferred stripping costs is included as a cost of production in the period.

(i)	Depreciation and depletion

Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if that is shorter.

The useful lives of the major assets of a cash-generating unit are often dependent on the life of the ore body to which they relate. Where this is the case, the lives of mining properties, and their associated concentrators and other long lived processing equipment generally relate to the expected life of the ore body. The life of the ore body, in turn, is estimated on the basis of the life-of-mine plan. In applying the units of production method, depreciation is calculated using the metal content of the ore extracted from the mine in the period as a percentage of the total metal content of the ore to be extracted in current and future periods based on proven and probable reserves.

Development costs that relate to a discrete section of an ore body, and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred that relate to the entire ore body are depreciated over the estimated life of the entire ore body.

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the mine are depreciated on a straight-line basis. Depreciation commences when an asset is available for use.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(j)	Impairment of non-current assets

Property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the full carrying amount may not be recoverable.

Impairment is assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets capable of generating cash inflows which are largely independent of the cash inflows from other assets. When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use and FVLCD.

The value in use is the net present value of expected future pre-tax cash flows from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IFRS.

The best evidence of FVLCD is often the value obtained from an active market or binding sale agreement. Where this is not the case, or where neither an active market nor a binding sale agreement exists, FVLCD is based on the best information available to reflect the amount a market participant would pay for the cash-generating unit in an arm’s length transaction. This is often estimated using discounted post tax cash flow techniques based on detailed life-of-mine and/or production plans.

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, closure, restoration and environmental clean-up, which for FVLCD purposes management believe approximate those of a market participant.

Forecast cash flows for impairment purposes are generally based on management’s price forecasts of commodity prices, which assume short term observable market prices will revert to the Company’s assessment of the long term price, generally over a period of three to five years. These long-term forecast commodity prices are derived from industry analyst consensus.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Non-current assets that have previously been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(k)	Decommissioning obligations

The Company recognizes liabilities for statutory, contractual, legal or constructive obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(k)	Decommissioning obligations (continued)

obligation is recognized at its net present value in the period in which it is incurred, using a discounted cash flow technique with market-based risk-free discount rates and estimates of the timing and amount of the settlement of the obligation.

Upon initial recognition of the liability, the corresponding decommissioning cost is added to the carrying amount of the related asset. Following initial recognition of the decommissioning obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to significant estimates including the current discount rate, the amount or timing of the underlying cash flows needed to settle the obligation and the requirements of the relevant legal and regulatory framework. Subsequent changes in the provisions resulting from new disturbance, updated cost estimates, changes to estimated lives of operations and revisions to discount rates are also capitalized to the related property, plant and equipment. Amounts capitalized to the related property, plant and equipment are depreciated over the lives of the assets to which they relate. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to expense and is included within finance costs in the consolidated statement of income.

(l)	Inventories

Concentrate inventory is valued at the lower of weighted average cost and net realizable value. Cost comprises production and processing costs, which includes direct and indirect labour, operating materials and supplies, applicable transportation costs and apportionment of operating overheads, including depreciation and depletion. Net realizable value is the expected average selling price of the concentrate inventory less applicable selling and transportation costs.

Stockpiles represent ore that has been extracted and is available for further processing. Stockpiles are valued at the lower of weighted average production cost and net realizable value. Production cost includes direct and indirect labour, operating materials and supplies, applicable transportation costs, and apportionment of operating overheads, including depreciation and depletion.

Net realizable value is the expected average selling price of the finished product less the costs to get the product into saleable form and to the selling location. If the ore will not be processed and sold within the 12 months after the consolidated balance sheet date it is included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned processing of such ore.

Mine stores and supplies are valued at the lower of the weighted average cost and net realizable value.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(m)	Taxation

Income tax expense comprises current and deferred tax. Current tax and deferred taxes are recognized in the consolidated statement of income except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of unused tax losses and credits, as well as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on enacted or substantively enacted laws at the reporting date.

The Company computes the provision for deferred income taxes under the liability method. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are estimated using an income forecast derived from cash flow projections, based on detailed life-of-mine plans and corporate forecasts. Where applicable, the probability of utilizing tax losses or credits is evaluated by considering risks relevant to future cash flows, and the expiry dates after which these losses or credits can no longer be utilized.

Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future.

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently from the Company. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. Such differences are accounted for based on management’s best estimate of the probable outcome of these matters.

The Company must make significant estimates and judgments in respect of its provision for income taxes and the composition and measurement of its deferred income tax assets and liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities; those adjustments may be material.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(n)	Employee benefits

Wages, salaries, contributions to government pension and social insurance funds, compensated absences and bonuses are accrued in the year in which the employees render the associated services.

(o)	Cash and cash equivalents

For the purposes of the consolidated balance sheet, cash and cash equivalents comprise cash on hand, demand deposits and short term, highly liquid investments with an initial maturity of three months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

(p)	Financial instruments

(i)	Financial assets

The Company categorizes its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available for sale or held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired.

Management determines the classification of the Company’s non-derivative financial assets at initial recognition. The Company has no financial assets categorized at fair value through profit or loss or held-to-maturity.

a)	Loans and receivables

Loans and receivables comprise non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, with the exception of items for which the Company may not recover substantially all of its investment for reasons other than credit deterioration, which are classified as available for sale. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

b)	Available for sale financial assets

Available for sale financial assets are non-derivatives that are either designated as available for sale or not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available for sale debt instruments, are recognized in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in accumulated other comprehensive income is transferred to the consolidated statement of income.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(p)	Financial instruments (continued)

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, an evaluation is made as to whether a decline in fair value is “significant” or “prolonged”. Impairment losses are recorded in the consolidated statement of income.

(ii)	Financial liabilities

Borrowings and other financial liabilities (including trade payables but excluding embedded derivatives) are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received for borrowings and other financial liabilities (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

(iii)	Derivative financial instruments

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and transaction costs are expensed in the consolidated statement of income. The Company’s derivatives are subsequently re-measured at their fair value at each consolidated balance sheet date with changes in fair value recognized in the consolidated statement of income.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

(q)	Share based payments

The Company has an Employees’ and Directors’ Equity Incentive Plan, a Performance Share Unit (“PSU”) Plan and a Director Deferred Share Unit (“DDSU”) Plan.

The fair value of stock options at the date of grant is charged to operations over the vesting period, with an offsetting credit to contributed surplus. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The PSUs and DDSUs are accounted for at fair value upon issuance and remeasured each reporting period, based on the fair market value of a common share of the Company, and recognized as an expense on a straight-line basis over the vesting period.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(r)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. Operating segments are reported consistently with internal information provided to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance, has been identified as Turquoise Hill’s Chief Executive Officer. Based upon management’s assessment of the above criteria, the Company has one operating segment, Oyu Tolgoi, with its copper-gold mine in Southern Mongolia.

(s)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2017, and have not been applied in preparing these consolidated financial statements. The following standards may have an effect on future consolidated financial statements of the Company:

(i)

IFRS 9, Financial Instruments, is mandatorily effective for the Company’s consolidated financial statements for the year ending December 31, 2018. IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost; fair value through profit and loss; and fair value through other comprehensive income. IFRS 9 introduces the expected credit loss model for impairment of financial assets, which replaces the incurred loss model used in IAS 39. IFRS 9 amends the rules on hedge accounting to align the accounting treatment with the risk management practices of the business. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. Lastly, IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments.

The Company has reviewed its financial assets and liabilities and is expecting the following impact from the adoption of the new standard on January 1, 2018:

The Company expects to make an election upon initial recognition for equity instruments currently classified as available for sale, to satisfy the conditions for classification as fair value through other comprehensive income (“FVOCI”). Fair value movements and gains or losses realized on the sale of financial assets at FVOCI will not be reclassified to the consolidated statement of income.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(s)	New standards and interpretations not yet adopted (continued)

The Company’s financial assets currently classified as loans and receivables and measured at amortized cost will be classified at amortized cost with the exception of the Company’s investments in money market funds and provisionally priced trade receivables that will be classified as financial assets at fair value through profit and loss.

There will be no impact on the Company’s accounting for financial liabilities.

The new impairment model requires the recognition of impairment provisions based on expected credit losses, rather than only incurred credit losses, as is the case under IAS 39. The new impairment model applies to the Company’s financial assets classified at amortized cost. Based on the assessments undertaken to date, the Company does not expect credit losses to be material upon adoption of the new standard. The calculation will be updated at every reporting period.

The new standard introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments particularly in the year of adoption of the new standard.

(ii)

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for the Company’s fiscal year ending December 31, 2018. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time.

The Company has assessed the effects of applying the new standard on the Company’s consolidated financial statements and does not expect measurement differences between IAS 18 and IFRS 15.

The Company expects to disclose movements in the fair value of trade receivables separately within the revenue note.

(iii)

IFRS 16, Leases, which will replace IAS 17, Leases, is effective for the Company’s fiscal year ending December 31, 2019 and is available for early adoption. The objective of the new standard is to report all leases on the consolidated balance sheet with the exception of short term (under 12 months) and low value leases, and to define how leases and liabilities are measured. Under the new standard, a lessee is in essence required to:

a.

Recognize all lease assets and liabilities (including those currently classed as operating leases) on the balance sheet, initially measured at the present value of the lease payments not paid at that date;

b.	Recognize amortization of lease assets and interest on lease liabilities in the statement of income over the lease term; and

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(s)	New standards and interpretations not yet adopted (continued)

c.

Separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (which companies can choose to present within operating or financing activities consistent with presentation of any other interest paid) in the statement of cash flows.

The Company is currently evaluating the impact of IFRS 16. Generally, it is expected that under IFRS 16, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use. This will include those classified as operating leases under the existing standard; information on the undiscounted amount of the Company’s operating lease commitments at December 31, 2017 under IAS 17, the current lease standard, is disclosed within Note 24. In addition to the increase in assets and liabilities, the Company expects an increase in depreciation and accretion expenses and also an increase in cash generated from operating activities due to the removal of operating lease payments. Cash outflows from financing activities are expected to increase as finance lease principal payments will be treated as financing cash flows.

To date, work has focussed on the identification of the provisions of the standard that will mostly impact the Company, together with a detailed review of contracts and financial reporting impacts. This work will continue during 2018 together with an assessment of likely changes to systems. The Company intends to apply the modified retrospective approach and will not restate comparative amounts for the year prior to first adoption.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment

	Year Ended December 31, 2017
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$939,780	$-	$939,780
Cost of sales	(763,798)	-	(763,798)
Gross margin	175,982	-	175,982

Operating expenses	(238,967)	37,506	(201,461)
Corporate administration expenses	-	(21,999)	(21,999)
Other income	736	729	1,465
Income (loss) before finance items and taxes	(62,249)	16,236	(46,013)

Finance items
Finance income	64,309	91,969	156,278
Finance costs	(373,639)	220,289	(153,350)
Income (loss) from operations before taxes	$(371,579)	$328,494	$(43,085)

Income and other taxes	164,758	(10,745)	154,013
Income (loss) for the period	$(206,821)	$317,749	$110,928

Depreciation and depletion	307,572	32	307,604
Capital additions	1,253,253	-	1,253,253
Current assets	391,696	2,773,456	3,165,152
Non-current assets	7,814,976	1,853,190	9,668,167
Current liabilities	480,065	23,402	503,467
Non-current liabilities	8,538,758	(4,228,130)	4,310,628
Net increase (decrease) in cash	(40,662)	67,691	27,029

(a)

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known, then revenue is allocated to the location of the copper concentrate at the time when revenue is recognized. During the year ended December 31, 2017, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $195.6 million, $187.7 million, $168.1 million and $124.9 million (December 31, 2016 - $272.8 million, $237.1 million, $222.8 million and $197.6 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment (continued)

	Year Ended December 31, 2016
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$1,203,282	$-	$1,203,282
Cost of sales	(861,757)	-	(861,757)
Gross margin	341,525	-	341,525

Operating expenses	(343,536)	35,817	(307,719)
Corporate administration expenses	-	(23,606)	(23,606)
Other income (expenses)	11,068	(303)	10,765
Income before finance items and taxes	9,057	11,908	20,965

Finance items
Finance income	49,284	41,950	91,234
Finance costs	(452,526)	336,658	(115,868)
Income (loss) from operations before taxes	$(394,185)	$390,516	$(3,669)

Income and other taxes	88,356	21,935	110,291
Income (loss) for the period	$(305,829)	$412,451	$106,622

Depreciation and depletion	364,968	376	365,344
Capital additions	521,004	-	521,004
Current assets	402,709	2,321,270	2,723,979
Non-current assets	6,691,143	3,045,089	9,736,232
Current liabilities	266,567	23,540	290,107
Non-current liabilities	7,712,611	(3,446,493)	4,266,118
Net increase (decrease) in cash	(6,209)	80,085	73,876

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

4.	Revenue

	Year Ended December 31,
	2017	2016

Copper-gold concentrate
Copper	$795,563	$762,613
Gold	130,779	419,895
Silver	13,438	20,774
	$939,780	$1,203,282

5.	Cost of sales

	Year Ended December 31,
	2017	2016

Production and delivery	$468,372	$513,862
Depreciation and depletion	304,144	345,868
Provision (reversal) against carrying value of copper-gold concentrate (Note 9)	(8,718)	2,027
	$763,798	$861,757

6.	Operating expenses

	Year Ended December 31,
	2017	2016

Oyu Tolgoi administration expenses	$120,634	$167,065
Royalty expenses	57,082	68,142
Inventory write downs (reversals) (a)	(6,834)	12,509
Selling expenses	24,132	28,202
Care and maintenance and underground remobilization costs	258	6,945
Depreciation	3,460	19,476
Other	2,729	5,380
	$201,461	$307,719

(a)	Inventory write downs (reversals) include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

7.	Finance Items

	Year Ended December 31,
	2017	2016

Finance income:
Interest income (a)	$156,278	$91,234
	$156,278	$91,234

Finance costs:
Interest expense and similar charges	$(349,262)	$(200,229)
Amounts capitalized to property, plant and equipment (b)	200,764	88,441
Accretion of decommissioning obligations (Note 17)	(4,852)	(4,080)
	$(153,350)	$(115,868)

(a)	Finance income on related party receivable relates to amounts placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 23).

(b)	During the year, the Company has capitalized borrowing costs of $200.8 million (2016 – $88.4 million) on qualifying assets. The majority of these were capitalized at the weighted average rate of the Company’s general borrowings of 7.9%.

8.	Cash and cash equivalents

	December 31, 2017	December 31, 2016

Cash at bank and on hand	$95,822	$124,484
Money market funds and other cash equivalents (a)	1,348,961	1,293,270
	$1,444,783	$1,417,754

(a)	At December 31, 2017, short-term liquid investments of $741.7 million (December 31, 2016 - $741.7 million) have been placed with Rio Tinto (refer to Note 23).

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

9.	Inventories

	December 31, 2017	December 31, 2016

Current
Copper-gold concentrate	$92,882	$86,023
Provision against carrying value of copper-gold concentrate	-	(8,091)
Ore stockpiles	65,556	81,833
Provision against carrying value of ore stockpiles	(10,129)	(41,403)
Materials and supplies	193,902	208,866
Provision against carrying value of materials and supplies	(68,069)	(66,560)
	$274,142	$260,668

Non-current
Ore stockpiles	$51,144	$73,356
Provision against carrying value of ore stockpiles	(7,765)	(52,573)
	$43,379	$20,783

During the year ended December 31, 2017, $763.8 million (2016 – $861.8 million) of inventory was charged to cost of sales (Note 5).

During the year ended December 31, 2017, net write down reversals of $15.6 million (2016 – net charges of $14.5 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the year ended December 31, 2017, inventory on which there was a provision against carrying value of $56.3 million (2016 – $13.7 million) was sold and recognized in cost of sales for the period.

10.	Trade and other receivables

	December 31, 2017	December 31, 2016

Trade receivables and other	$16,270	$31,651
Due from related parties (Note 23)	12,819	10,906
	$29,089	$42,557

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

11.	Prepaid expenses and other assets

	December 31, 2017	December 31, 2016

Prepaid expenses	$13,816	$12,303
Amounts prepaid to related parties (Note 23)	35,736	11,153
	$49,552	$23,456

12.	Receivable from related party and other non-current financial assets

	December 31, 2017	December 31, 2016

Current assets:
Receivable from related party (Note 23)	$1,367,586	$979,544
	$1,367,586	$979,544

	December 31, 2017	December 31, 2016

Receivable from related party and other non-current financial assets:
Receivable from related party (Note 23)	$1,788,698	$2,996,740
Available for sale investments	8,441	4,344
Other	6,935	935
	$1,804,074	$3,002,019

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment

	Oyu Tolgoi
Year Ended December 31, 2017	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total
Net book value:
January 1, 2017	$854,089	$3,394,948	$2,167,962	$32	$6,417,031
Additions	47,270	-	1,005,219	-	1,052,489
Interest capitalized (Note 7)	-	-	200,764	-	200,764
Depreciation for the year	(67,049)	(253,296)	-	(32)	(320,377)
Disposals and write offs	-	(2,935)	-	-	(2,935)
Transfers and other movements	-	58,774	(58,774)	-	-
December 31, 2017	$834,310	$3,197,491	$3,315,171	$-	$7,346,972
Cost	1,226,109	4,541,570	3,315,171	1,152	9,084,002
Accumulated depreciation / impairment	(391,799)	(1,344,079)	-	(1,152)	(1,737,030)
December 31, 2017	$834,310	$3,197,491	$3,315,171	$-	$7,346,972

Non-current assets pledged as security (a)	$834,310	$3,197,491	$3,315,171	$-	$7,346,972

	Oyu Tolgoi
Year Ended December 31, 2016	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total
Net book value:
January 1, 2016	$848,753	$3,493,017	$1,977,997	$216	$6,319,983
Additions	67,204	-	365,422	(63)	432,563
Interest capitalized (Note 7)	-	-	88,441	-	88,441
Depreciation for the year	(93,943)	(320,936)	-	(121)	(415,000)
Disposals and write offs	-	(3,548)	(2,228)	-	(5,776)
Transfers and other movements	32,075	226,415	(261,670)	-	(3,180)
December 31, 2016	$854,089	$3,394,948	$2,167,962	$32	$6,417,031
Cost	1,178,838	4,487,740	2,167,962	1,215	7,835,755
Accumulated depreciation / impairment	(324,749)	(1,092,792)	-	(1,183)	(1,418,724)
December 31, 2016	$854,089	$3,394,948	$2,167,962	$32	$6,417,031

Non-current assets pledged as security (a)	$854,089	$3,393,333	$2,167,832	$-	$6,415,254

(a)

Excludes assets held under finance leases with a net book value of nil at December 31, 2017 ($1.6 million at December 31, 2016). In addition to property, plant and equipment, at December 31, 2017 current and non-current inventory of $274.1 million (December 31, 2016 - $260.7 million) and $43.4 million (December 31, 2016 - $20.8 million) respectively are pledged as security.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

14.	Trade and other payables

	December 31, 2017	December 31, 2016

Trade payables and accrued liabilities	$360,697	$196,716
Interest payable on long-term borrowings	10,161	9,279
Payable to related parties (Note 23)	52,308	37,248
Other	12,703	10,162
	$435,869	$253,405

15.	Borrowings and other financial liabilities

	December 31, 2017	December 31, 2016

Project finance facility (a)	$4,146,601	$4,126,117
Finance lease payable	12,518	13,026
	$4,159,119	$4,139,143

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

At December 31, 2017, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	December 31, 2017			Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)	Term (ii)	Pre-completion	Post-completion
International Financial Institutions - A Loan	$761,147	$925,767	15 years	LIBOR + 3.78%	LIBOR + 4.78%
Export Credit Agencies Loan	868,890	978,037	14 years	LIBOR + 3.65%	LIBOR + 4.65%
	255,066	286,208	13 years	2.3%	2.3%
MIGA Insured Loan (iii)	673,636	757,127	12 years	LIBOR + 2.65%	LIBOR + 3.65%
Commercial Banks - B Loan	1,587,862	1,723,088	12 years	LIBOR + 3.4%	LIBOR + 4.4%
				Includes $50 million	15-year loan at A Loan rate
	$4,146,601	$4,670,227

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value on the relevant draw down dates, with aggregate initial fair value being $4,332.1 million before transaction costs. At December 31, 2017, these borrowings are stated net of $185.5 million amortized transaction costs.

At December 31, 2017, the fair value of the Company’s borrowings has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the pre-completion period, of movements in the fair value of amounts drawn under the project finance facility. Post completion, the fair value has been estimated with reference to the annual interest rate on each tranche of the facility, and consideration of factors that could indicate a change in the credit assessment of Oyu Tolgoi LLC as a counterparty to project finance. These considerations include in-country risk relating to the Oyu Tolgoi project, and the assumed date of transition from pre-completion to post-completion. This is considered a level 3 fair value measurement. Refer to Note 23 (v) for a description of Rio Tinto guarantee arrangements with respect to project finance borrowings.

(ii)

The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remaining life of the facility.

(iii)

The Multilateral Investment Guarantee Agency (“MIGA”) provides political risk insurance for commercial banks. The Company is required to pay an annual insurance premium of 1.4% of the MIGA Insured Loan for the remaining life of the facility.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes

(a)	Tax expense / (benefit)

	Year Ended December 31,
	2017	2016

Current (i)	$5,613	$65,952

Deferred
Temporary differences including tax losses (ii)	(177,342)	(131,399)
Withholding taxes (iii)	17,716	(44,844)
	$(159,626)	$(176,243)

Net income statement (benefit) expense for income taxes	$(154,013)	$(110,291)

(i)	Current taxes

In 2017, a cash payment of $1.2 million (2016 - $70.2 million) was made in respect of withholding tax in addition to other current taxes payable. Deferred tax liabilities for withholding taxes are reclassified to current tax prior to settlement.

(ii)	Deferred tax assets

2017 - Mongolia

Deferred tax assets of $418.3 million were recognized at December 31, 2017 in Mongolia, comprising of $294.5 million relating to tax losses that expire if not recovered against taxable profits within eight years and $123.8 million relating to accrued but unpaid interest expense and other temporary differences. Tax losses have been calculated in accordance with the provisions of the Oyu Tolgoi Investment Agreement and Mongolian laws.

The Company recognized deferred tax assets at December 31, 2017 to the extent recovery is considered probable. In assessing the probability of recovery, taxable profit projections, derived from cash flows from detailed life-of-mine and production plans, were evaluated with reference to commodity price sensitivities, operating cost assumptions, and carry-forward limits.

In January 2018, Oyu Tolgoi received a tax assessment from the Mongolian Tax Authority (the “MTA”) as a result of a general tax audit for the period covering 2013 through 2015 (see Note 24). The tax assessment resulted in an adjustment to the deferred tax asset, reducing tax losses and deductions for depreciation of property, plant, and equipment from years prior to 2017. The tax assessment impacts the timing of future tax deductions for depreciation of property, plant, and equipment which in turn affects the recoverability of tax losses.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(a)	Tax expense / (benefit) (continued)

(ii)	Deferred tax assets (continued)

During the year ended December 31, 2017, the Company recognized additional Mongolian deferred tax assets of $164.9 million, of which $81.9 million related to current year activity. The remaining movement in the Mongolian deferred tax asset was due to an overall strengthening of taxable income forecasts driven by improved long-term commodity price projections and the impact of the tax assessment, partly offset by updated operating assumptions in mine planning during the year.

2017 - Canada

The deferred tax asset at December 31, 2017 of $55.5 million was recognized in relation to non-capital Canadian tax losses carried forward. Non-capital losses expire if not recovered against taxable profits within twenty years. Updates to taxable income projections in Canada, including interest income, management service fees, and operating costs, increased projected taxable income against which the recoverability of tax losses were assessed.

2016 - Mongolia

At December 31, 2016, the Company recognized a deferred tax asset related to Mongolian tax losses and accrued but unpaid interest totaling $253.4 million. The Company reassessed the recoverability of previously unrecognized deferred tax assets and determined that a greater portion of its prior year temporary differences should be recognized, following a change in estimate of the probable quantum of taxable profit to be generated prior to the expiry of losses. The Company also determined that a portion of its 2016 operating loss should be recognized, expected to be utilized against projected taxable income. The change in taxable income projection at December 31, 2016 was driven by improved long-term commodity price projections and updated technical and operating assumptions in the final quarter of 2016.

2016 - Canada

The Company recognized an initial deferred tax asset of $43.0 million at December 31, 2016 in relation to non-capital Canadian tax losses, following realization of taxable income in Canada during 2016, and the Company’s increased confidence relating to management services payment receipts and interest income.

(iii)	Withholding taxes

Withholding tax is accrued on loans and recognized within deferred tax liabilities as interest accrues. Mongolian or Canadian withholding tax will be due upon payment of loan interest.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(b)	Reconciliation of income taxes calculated at the statutory rates to the actual tax provision

	Year Ended December 31,
	2017	2016
Loss from operations before taxes	$(43,085)	$(3,669)
Tax at Canadian combined federal and provincial income tax rate (26%)	(11,202)	(954)
Tax effect of:
Change in amount of deferred tax recognized	(92,098)	(54,541)
Difference in tax rates and treatment in foreign jurisdictions	(74,638)	(89,660)
Withholding taxes	18,932	22,457
Non deductible losses and expense	4,993	12,407

	$(154,013)	$(110,291)

Effective January 1, 2018, the Canadian statutory tax rate increased by 1% due to the British Columbia legislative change.

(c)	Deferred tax assets and liabilities

Recognized and unrecognized deferred tax assets and liabilities are shown in the table below:

	Recognized		Unrecognized
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Deferred tax assets
Non-capital losses (i)	$349,956	$278,767	$237,463	$334,747
Capital losses	-	-	120,209	107,347
Other temporary differences including accrued interest	123,786	17,632	205,736	232,822

	$473,742	$296,399	$563,408	$674,916

Deferred tax liabilities (ii)
Withholding tax	(25,788)	(8,072)	-	-

	$(25,788)	$(8,072)	$-	$-

(i)	Unrecognized deferred tax assets relating to non-capital losses for which recovery is not considered probable as at December 31, 2017 expire between 2020 and 2037.

(ii)

Deferred tax is not recognized on the unremitted earnings of subsidiaries where the Company is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. At December 31, 2017, there were no unremitted earnings for which deferred tax liabilities had not been recognized (2016: nil).

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(c)	Deferred tax assets and liabilities (continued)

In addition to the above, the Company has $812.1 million of investment tax credits at December 31, 2017. No deferred tax asset has been recognized in respect of these credits, in accordance with the initial recognition exception in IAS 12 Income taxes for transactions that are not a part of a business combination.

17.	Decommissioning obligations

	Year Ended December 31,
	2017	2016

Opening carrying amount	$118,903	$104,421
Changes in estimates and new estimated cash flows	1,966	10,402
Accretion of present value discount	4,852	4,080

	$125,721	$118,903

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $266.5 million (December 31, 2016 – $257.4 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2016 – 2.0%).

18.	Share capital

The authorized share capital of Turquoise Hill consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As at both December 31, 2017 and 2016, there were 2,012,314,469 Common Shares and no Preferred Shares issued and outstanding.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

19.	Accumulated other comprehensive income (loss)

	Year Ended December 31,
	2017	2016
	Unrealized Gain (Loss) on Available For Sale Equity Securities	Unrealized Gain (Loss) on Available For Sale Equity Securities

Balance, January 1	$(402)	$(14)
Change in other comprehensive income (loss) before reclassifications	4,160	(1,572)
Reclassifications from accumulated other comprehensive income (loss)	(39)	1,184

Net other comprehensive income (loss)	4,121	(388)

Balance, December 31	$3,719	$(402)

20.	Non-controlling interests

	Non-controlling Interests: Oyu Tolgoi (a) Year Ended December 31,
	2017	2016

Balance, January 1	$(822,892)	$(718,909)
Non-controlling interests’ share of loss	(70,319)	(103,983)
Common share investments funded on behalf of non-controlling interest (a)	95,200	-
Funded amounts repayable to the Company (a)	(95,200)	-
Balance, December 31	$(893,211)	$(822,892)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at December 31, 2017, the cumulative amount of such funding was $846.3 million (December 31, 2016 - $751.1 million). Accrued interest of $387.7 million (December 31, 2016 - $302.9 million) relating to this funding, has not been recognized in these consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

21.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities before interest and tax

	Year Ended December 31,
	2017	2016

Income from continuing operations	$110,928	$106,622

Adjustments for:
Depreciation and amortization	307,604	365,344
Finance items:
Interest income	(156,278)	(91,234)
Interest and accretion expense	153,350	115,868
Realized and unrealized (gains) losses on financial instruments	(6,704)	1,184
Unrealized foreign exchange (gains) losses	(219)	(1,066)
Inventory write downs (reversals)	(15,552)	14,536
Write down of carrying value of property, plant and equipment	2,729	5,380
Tax prepayment offset	-	20,802
Income and other taxes	(154,013)	(110,291)
Other items	491	3,340
Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	(13,885)	47,166
Trade, other receivables and prepaid expenses	14,439	(20,113)
(Decrease) increase in:
Trade and other payables	52,009	(23,076)
Deferred revenue	30,896	(35,302)
Cash generated from operating activities before interest and tax	$325,795	$399,160

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to operations not already disclosed in the consolidated statements of cash flows were as follows:

	Year Ended December 31,
	2017	2016
Investing activities
Tax prepayment	$-	$20,802
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	110,782	106,227

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

22.	Earnings per share

The basic earnings per share is computed by dividing the net income attributable to owners of Turquoise Hill by the weighted average number of common shares outstanding during the period. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. As at December 31, 2017, the number of potentially dilutive shares excluded from the earnings per share calculation due to anti-dilution is 151,042 (December 31, 2016 – 984,369).

23.	Related parties

As at December 31, 2017, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2016: 50.8%). The following tables present the consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill Resources and its subsidiaries.

	Year Ended December 31,
Statements of Income	2017	2016
Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	$1,091	$3,074
Management services payment (i)	(24,554)	(32,821)
Cost recoveries - Rio Tinto (ii)	(41,632)	(44,537)

Finance income:
Cash and cash equivalents (iii)	13,105	7,276
Receivable from Rio Tinto (iv)	134,130	79,384

Finance costs:
Completion support fee (v)	(108,158)	(65,100)
	$(26,018)	$(52,724)

	Year Ended December 31,
Statements of Cash Flows	2017	2016
Cash generated from operating activities
Interest received (iii, iv)	$52,232	$14,704
Interest paid (v)	(40,913)	(13,866)

Cash flows from investing activities
Receivable from related party: amounts deposited (iv)	-	(4,156,284)
Receivable from related party: amounts withdrawn (iv)	820,000	180,000
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(49,362)	(22,755)

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Related parties (continued)

Balance Sheets	December 31, 2017	December 31, 2016

Cash and cash equivalents (iii)	$741,711	$741,711
Trade and other receivables (Note 10)	12,819	10,906
Prepaid expenses and other assets (Note 11)	35,736	11,153
Receivable from related party and other non-current financial assets (iv) (Note 12)	3,156,284	3,976,284
Trade and other payables (Note 14)
Management services payment - Rio Tinto (i)	(14,128)	(7,839)
Cost recoveries - Rio Tinto (ii)	(38,180)	(29,409)
	$3,894,242	$4,702,806

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At December 31, 2017, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance (Note 15), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At December 31, 2017, the resulting receivable from 9539549 Canada Inc. totalled $3,156.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Related parties (continued)

At December 31, 2017, the fair value of the receivable approximates its carrying value. The fair value has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the projected timeframe for returning funds to Turquoise Hill, of movements in the fair value of the receivable. This is considered a level 3 fair value measurement.

(v)

As part of the project finance agreements (Note 15), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

24.	Commitments and contingencies

(a)	Capital commitments

At December 31, 2017, the Company had capital expenditure commitments at the balance sheet date of $49.3 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

(b)	Operating lease commitments

The following table presents the future aggregate minimum lease payments under non-cancellable operating leases as at December 31, 2017:

	December 31, 2017	December 31, 2016

Less than one year	$20,317	$13,805
1 to 5 years	25,621	35,820
More than 5 years	3,125	4,099
	$49,063	$53,724

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Commitments and contingencies (continued)

(c)	Other commitments

During 2017, Oyu Tolgoi signed a new power purchase agreement with the National Power Transmission Grid (“NPTG”) of Mongolia. The power purchase agreement was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (“IMPIC”). The new arrangement took effect on July 4, 2017, subsequent to the expiry of the previous IMPIC agreement, for a term of up to six years, with possibility of early cancelation after the fourth year, if a domestic power plant is commissioned earlier.

At December 31, 2017, the Company had power purchase commitments of $454.2 million. These commitments represent minimum non-cancellable obligations.

(d)

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million from the MTA as a result of a general tax audit for the period covering 2013 through 2015. The Company is of the opinion that Oyu Tolgoi has paid all taxes and charges required under the Investment Agreement (and reconfirmed in the Underground Mine Development and Financing Plan) and Mongolian law.

On March 15, 2018, Oyu Tolgoi filed a notice of dispute with the Government of Mongolia under the Investment Agreement. Oyu Tolgoi agreed to pay an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items; this amount was fully provided for at December 31, 2017 and was paid in January 2018.

Oyu Tolgoi initially pursued dispute resolution with the MTA by filing a complaint challenging the tax assessment. Oyu Tolgoi was subsequently notified that the MTA did not have jurisdiction to resolve their complaint.

Chapter 14 of the Investment Agreement outlines the dispute resolution process. The notice of dispute filing is the first step in the process and includes a 60-working-day negotiation period. If the parties are unable to reach a resolution during the 60-working-day period, the dispute can be referred to international arbitration.

The Company accrues for such matters when both a liability is probable and the amount can be reasonably estimated. The Company believes that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement and Mongolian law and in the opinion of the Company at December 31, 2017, a provision is not required for the $150 million disputed by the Company relating to the years 2013 through 2015 or any additional amounts related to 2016 or 2017 that could arise if the Company was unsuccessful in their dispute. The amounts that could arise related to 2016 or 2017 would be material. The final amount of taxes to be paid depends on a number of factors including discussions with the government and possible international arbitration. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Commitments and contingencies (continued)

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

25.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of trade and other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

25.	Financial instruments and fair value measurements (continued)

	Fair Value at December 31, 2017
	Total	Level 1	Level 2	Level 3

Assets:
Provisional pricing embedded derivatives (a)	$7,999	$-	$7,999	$-
Available for sale investments (b)	8,441	8,441	-	-
	$16,440	$8,441	$7,999	$-

	Fair Value at December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Provisional pricing embedded derivatives (a)	$11,141	$-	$11,141	$-
Available for sale investments (b)	4,344	4,344	-	-
	$15,485	$4,344	$11,141	$-

(a)

Trade and other receivables and trade and other payables include provisionally priced receivables and payables relating to sales contracts where selling price is determined after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue is recognized on provisionally priced sales based on the forward selling price for the period in the contract and also includes changes in the fair value of the provisional pricing embedded derivatives.

(b)	The Company’s freely tradable available for sale investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

Financial risk management

Certain of the Company’s activities expose it to a number of financial risks, which include liquidity risk, foreign exchange risk, interest rate risk, credit risk and commodity price risk. The Company does not currently have in place any active hedging or derivative trading policies to manage these risks, since in the opinion of management, the potential exposure is not significant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages liquidity by maintaining cash and cash equivalent balances available to meet its anticipated operational and financing needs. Liquidity requirements are managed based upon expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. At December 31, 2017, the Company’s third party project finance borrowings were $4.1 billion, and the Company’s trade and other payables were $383.6 million which are due for payment within twelve months. In addition, the Company has a finance lease payable of $12.5 million. The project finance

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

25.	Financial instruments and fair value measurements (continued)

Financial risk management (continued)

facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remainder of the facility – refer to Note 15.

Foreign exchange risk

The Company operates on an international basis and therefore foreign exchange risk exposures arise from transactions not denominated in U.S. dollars, its functional currency. The Company is only exposed to foreign exchange risk on its trade payables and accrued liabilities not denominated in U.S. dollars. As at December 31, 2017, the effect on income for the year of a 10% strengthening in the Mongolian Tugrik against the U.S. dollar, with all other variables held constant, would be a charge of $21.9 million (2016 –$11.0 million).

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its third party project finance borrowings and its receivable from related party, the majority of which are at variable rates. As at December 31, 2017, the effect on income for the year of a 100 basis point increase in LIBOR interest rates, with all other variables held constant, would be a charge of $4.9 million (2016 – $0.5 million). Cash and cash equivalents have limited interest rate risk due to their short-term nature and receive interest based upon market interest rates or rates equivalent to those offered by financial institutions. As at December 31, 2017, the effect on income would not be significant.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including deposits with (and / or receivables from) banks, other financial institutions and Rio Tinto (in its capacity as a counterparty to various deposit and cash management arrangements, and the project finance completion support undertaking – see Note 23), other short term liquid investments and other financial instruments.

The Company manages its customer credit risk subject to the Company’s established policy, procedures and controls relating to customer credit risk management. Credit limits are established for all customers based on internal or external rating criteria. The Company deposits its cash and cash equivalents with high credit quality counterparties as referenced by ratings agencies. The Company’s maximum balance sheet exposure to credit risk at December 31, 2017 is the carrying value of its cash and cash equivalents, project finance receivable from related party, and its trade and other receivables.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

25.	Financial instruments and fair value measurements (continued)

Financial risk management (continued)

Commodity price risk

The Company is exposed to commodity price risk from fluctuations in market prices of the commodities that the Company produces. Copper concentrate is “provisionally priced” whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. Revenue is recognized on provisionally priced sales based on estimates of fair value of the consideration receivable which is based upon forward market prices. At each reporting date, the provisionally priced embedded derivative is marked to market based on the forward selling price for the period stipulated in the contract. As at December 31, 2017, the Company had 27 thousand tonnes of copper in concentrate sales that were provisionally priced. The effect on income for the year of a 10% increase in the copper forward selling price, with all other variables held constant, would be a charge of $14.5 million (2016 – $0.7 million).

Capital risk management

The Company’s objectives when managing capital risk are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders and to support any growth plans.

The Company considers its capital to be share capital and third party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating needs. The Company seeks to ensure that there is sufficient borrowing capacity and cash to meet its short term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash, cash equivalents and receivable from related party.

26.	Key management compensation

The compensation for key management, which comprises Turquoise Hill’s directors, Chief Financial Officer, and Vice President, Operations and Development, in respect of employee services is as follows:

	Year Ended December 31,
	2017	2016

Salaries, director fees and other short term benefits	$2,092	$2,043
Post-employment benefits	63	89
Share based payment	1,386	1,074
	$3,541	$3,206

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

27.	Subsequent events

On February 15, 2018, Oyu Tolgoi received notification the Government of Mongolia (“Government”) had canceled the Power Sector Cooperation Agreement (“PSCA”), which was signed in August 2014. The Government’s cancellation, under Section 1.3 of the PSCA, indicated the Tavan Tolgoi power project was no longer a viable option. As a result of the Government’s cancellation, effective February 15, 2018 long-term power for Oyu Tolgoi must be domestically sourced within four years, in accordance with the 2009 Oyu Tolgoi Investment Agreement. Oyu Tolgoi, Turquoise Hill and Rio Tinto are committed to fulfilling all requirements under the Investment Agreement and are continuing to evaluate all viable power options, including construction of an Oyu Tolgoi based power plant. A final decision on the outcome, cost or financing of a permanent domestic power supply has not been concluded.